SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number 001-32640

DHT HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

Clarendon House

2 Church Street, Hamilton HM 11

Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Press Release

The press release issued by DHT Holdings, Inc. (the “Company”) on June 22, 2026 related to the results of its 2026 Annual Meeting of Shareholders is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Incorporation by Reference

Exhibit 99.1 to this Report on Form 6-K shall be incorporated by reference into the Company’s registration statement on Form F-3 (file No. 333-294448), initially filed with the Securities and Exchange Commission on March 19, 2026, as amended, to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated June 22, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: June 22, 2026	By:	/s/ Laila C. Halvorsen
		Name:	Laila C. Halvorsen
		Title:	Chief Financial Officer